02042893

#0-2997
82-1021

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

X	Schedule A
	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2001/11/30
Date of Report:	2002/02/06

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2002/02/07
"Geoffrey Caine"	Geoffrey Caine	2002/02/07

dle 7/29

CRYSTAL GRAPHITE CORPORATION

(Formerly IMP Industrial Mineral Park Mining Corporation)

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

30 NOVEMBER 2001

Unaudited - See Notice to Reader

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

NOTICE TO READER

We have compiled the interim balance sheet of Crystal Graphite Corporation as at 30 November 2001 and the interim statements of shareholders' equity, loss and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

The comparative figures have been prepared by management.

"Staley, Okada, Chandler & Scott"

Langley, B.C.
6 February 2002

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

Crystal Graphite Corporation
(Formerly IMP Industrial Mineral Park Mining Corporation)
(An Exploration Stage Company)

Statement 1

Interim Balance Sheet

As at 30 November
Canadian Funds
Unaudited - See Notice to Reader

ASSETS		30 November 2001		31 August 2001 *(Audited)*		30 November 2000 *(Prepared by Management)*
Current						
Cash and term deposits	$	**2,608,207**	$	3,939,588	$	7,942,391
GST receivable		**161,512**		112,006		77,334
Advances to employees		**9,817**		7,467		-
Accounts receivable		**-**		-		148,289
Promissory notes receivable *(Note 4)*		**84,737**		81,640		-
Due from related parties *(Note 9)*		**118,262**		118,262		-
Prepaid expenses and deposits		**67,778**		52,014		39,574
		3,050,313		4,310,977		8,207,588
Investment *(Note 5)*		**400,000**		400,000		-
Mineral Property Costs *- Schedule (Note 6)*		**5,723,223**		5,008,725		3,554,236
Capital Assets *(Note 7)*		**1,337,170**		1,304,698		728,787
Reclamation Bonds		**46,023**		46,023		46,023
	$	**10,556,729**	$	11,070,423	$	12,536,634

LIABILITIES						
Current						
Accounts payable and accrued liabilities	$	305,954	$	435,773	$	366,458

Commitments *(Note 10)*

Contingent Liability *(Note 11)*

SHAREHOLDERS' EQUITY						
Share Capital - *Statement 2 (Note 8)*		**17,894,782**		17,894,782		17,458,402
Deficit - *Statement 2*		**(7,644,007)**		(7,260,132)		(5,288,226)
		10,250,775		10,634,650		12,170,176
	$	**10,556,729**	$	11,070,423	$	12,536,634

ON BEHALF OF THE BOARD:

"Gordon Sales", Director

"Geoffrey Caine", Director

- See Accompanying Notes -

Crystal Graphite Corporation
(An Exploration Stage Company)

Statement 2

Interim Statement of Shareholders' Equity

Canadian Funds

Unaudited - See Notice to Reader

	Common Shares						
	Number		Amount		Accumulated Deficit		Total
Balance - 31 August 1999	6,988,336	$	6,844,705	$	(4,621,469)	$	2,223,236
Issuance of shares for:							
- Private placement	6,550,000		4,192,000		-		4,192,000
- Exercise of options	280,000		151,200		-		151,200
- Exercise of warrants	288,000		167,100		-		167,100
- Settlement of debentures	841,982		505,186		-		505,186
Cancellation of escrow shares	(421,875)		-		-		-
Allotment of shares for:							
- Exercise of options	180,000		97,200		-		97,200
- Exercise of warrants	6,645,541		5,360,598		-		5,360,598
Loss for the year	-		-		(273,947)		(273,947)
Balance - 31 August 2000	21,351,984		17,317,989		(4,895,416)		12,422,573
Issuance of shares for:							
- Exercise of warrants	240,059		140,413		-		140,413
Loss for the period	-		-		(392,810)		(392,810)
Balance - 30 November 2000	21,592,043	$	17,458,402	$	(5,288,226)	$	12,170,176
Issuance of shares for:							
- Exercise of options	200,000		118,000		-		118,000
- Exercise of warrants	562,671		318,380		-		318,380
Loss for the period	-		-		(1,971,906)		(1,971,906)
Balance - 31 August 2001	22,354,714	$	17,894,782	$	(7,260,132)	$	10,634,650
Loss for the period	-		-		(383,875)		(383,875)
Balance - 30 November 2001	22,354,714	$	17,894,782	$	(7,644,007)	$	10,250,775

Crystal Graphite Corporation
(An Exploration Stage Company)

Statement 3

Interim Statement of Loss

For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

	2001	2000 *(Prepared by Management)*
General and Administrative Expenses		
Professional fees	**$ 188,915**	$ 20,730
Wages, benefits and subcontractors	**92,149**	46,035
General and administrative	**40,860**	16,151
Travel	**35,712**	30,979
Marketing	**31,905**	74,845
Shareholders' information and investor relations	**23,178**	39,233
Occupancy costs	**14,713**	12,551
Amortization	**1,587**	-
Advertising and promotion	**1,065**	363
Listing and filing fees	**982**	3,039
Consulting fees	**400**	88,893
Transfer agent fees *(net of recovery)*	**(366)**	9,524
Loss Before the Following	**431,100**	342,343
Write-off of exploration costs on outside properties and properties abandoned	**-**	401,984
Interest, *net*	**(29,396)**	(92,085)
Gain on foreign exchange	**(17,829)**	(259,432)
Loss for the Period	**$ 383,875**	$ 392,810
Loss per Share - Basic	**$ 0.02**	$ 0.02

- See Accompanying Notes -

Crystal Graphite Corporation
(An Exploration Stage Company)

Statement 4

Interim Statement of Cash Flows

For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)		2001		2000 *(Prepared by Management)*
Operating Activities				
Loss for the period	$	**(383,875)**	$	(392,810)
Items not affecting cash				
Write-off of exploration costs on outside properties and properties abandoned		-		401,984
Amortization		**1,587**		-
		(382,288)		9,174
Investing Activities				
Mineral property costs		**(714,498)**		(1,238,064)
Prepaid deposit		-		100,000
Item not affecting cash				
Amortization		**31,854**		16,186
Changes in non-cash working capital		**(197,439)**		77,573
		(880,083)		(1,044,305)
Promissory notes receivable		**(3,097)**		-
Purchase of capital assets		**(65,913)**		(373,091)
		(949,093)		(1,417,396)
Financing Activities				
Share capital - Issuance of shares		-		5,598,211
- Allotment of shares		-		(5,457,798)
		-		140,413
Debentures		-		(31,641)
		-		108,772
Net Decrease in Cash		**(1,331,381)**		(1,299,450)
Cash position - Beginning of period		**3,939,588**		9,241,841
Cash Position - End of Period	$	**2,608,207**	$	7,942,391

Crystal Graphite Corporation
(An Exploration Stage Company)

Schedule

Interim Schedule of Mineral Property Costs

For the Three Months Ended 30 November
Unaudited - See Notice to Reader

	2001	2000 (Prepared by Management)
Direct - Mineral		
Black Crystal Property, Nelson, B.C.		
Deferred exploration costs		
Field and general	$ **147,940**	$ 69,273
Transportation and hauling	**90,602**	131,049
Wages, benefits and subcontractors	**87,575**	32,425
Repairs and maintenance	**83,647**	1,350
Geology and geological engineering	**67,070**	57,985
Mining engineering and planning	**58,862**	51,214
Drilling	**34,928**	77,798
Amortization	**31,854**	16,186
Telecommunications	**21,082**	9,953
Crushing, screening and grinding	**18,906**	49,720
Laboratory and assay	**15,869**	22,461
Travel, meals and accommodation	**14,367**	10,229
Surveying	**10,159**	14,673
Health and safety	**9,294**	5,461
Electrical engineering	**7,070**	257
Freight	**6,620**	2,087
Environmental engineering	**6,372**	38,630
Mine administration	**1,349**	12,940
Mine site security	**932**	5,131
Powerlines	**-**	227,258
	714,498	836,080
General exploration and property examinations		
China/Russia		
Travel	**-**	387,334
Consulting	**-**	14,650
	714,498	401,984
Costs for the Year	**714,498**	1,238,064
Balance - Beginning of year	**5,008,725**	2,718,156
Write-off of exploration costs on outside properties and properties abandoned	**-**	(401,984)
Balance - End of Year	$ **5,723,223**	$ 3,554,236

- See Accompanying Notes -

Notes to Interim Financial Statements

30 November 2001
Canadian Funds
Unaudited - See Notice to Reader

---

1. Nature of Operations

The company is an exploration stage company that engages principally in the acquisition, exploration and development of resource properties. As an exploration stage company, it is currently unable to self-finance its operations. As discussed in the following notes to the financial statements, the recovery of the company's investment in its resource properties is dependent upon the discovery, development and sale of ore reserves and the ability to raise sufficient capital to finance this operation. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

---

2. Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application of the most recent annual financial statements. These financial statements should be read in conjunction with the audited financial statements as at 31 August 2001

---

3. Fair Value of Financial Instruments

The company's financial instruments consist of cash and term deposits, GST receivable, advances to employees, promissory notes receivable, amounts due from related parties and accounts payable. Currency fluctuations may affect the cash flow which the company may realize from its operations, since graphite is sold in the world market in U.S. dollars. The company's costs are incurred in Canadian and U.S. currencies. As at 30 November 2001, the company also had a significant amount of cash held in U.S. currency. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

---

4. Promissory Notes Receivable

The company has promissory notes receivable in the amount of U.S. $50,000 due from an unrelated company. The notes bear interest at 10% per annum and are due in full, including interest, on or before 31 January 2002.

---

5. Investment

During the prior year, the company purchased 100,000 common shares of a private Alberta company ("ALCO") for $400,000, representing a 6.53% interest. ALCO is involved in the oil and gas sector and is negotiating an interest or royalty in certain properties located in the Yukon Territory. ALCO has an agreement with the First Nation group. Although certain lands for the project have been identified, the total exact lands which would be claimed by the First Nations group is uncertain. In addition, the company may renegotiate its working interest into a royalty interest. Consequently final details are subject to negotiations with First Nations group and the Federal government.

This investment has been recorded at cost, as the company holds 6.53% of ALCO at 30 November 2001.

---

6. Mineral Property Costs

a) Details are as follows:

	30 November 2001	31 August 2001	30 November 2000 *(Prepared by Management)*
Black Crystal Property, Nelson, B.C.			
Acquisition costs	$ 618,927	$ 618,927	$ 497,000
Exploration costs	5,104,296	4,389,798	3,057,236
	$ 5,723,223	$ 5,008,725	$ 3,554,236

By agreement dated 10 January 1995 and subsequently amended, the company acquired a 100% interest in certain mineral claims known as the Black Crystal Graphite property, located in the Slocan Mining Division in British Columbia.

b) As consideration, the company, fulfilled the following conditions:

- Issued 800,000 shares (issued in a prior year based on the original agreement at a value of $284,000, being the exploration expenses incurred by the vendors on the property)
- Completed a private placement of 6,550,000 units for proceeds of $4,192,000 *(Note 8b)*
- Made a payment of $200,000 upon signing the amended agreement
- Made a payment of $100,000 on or before 25 August 2001

The property is subject to a 20% gross profit royalty for a period of 10 years ending 25 August 2010 to a maximum of $1,700,000. The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

The agreement was made with a former officer and director and a company controlled by a former officer and director and has accordingly been treated as a related party transaction.

c) By agreement dated 8 May 2001 and amended 5 November 2001, the company was granted an option until 31 December 2002, to acquire a registered interest that allows the company to mine, extract and process any and all graphite material on certain of the optionor's property in the Slocan Valley, B.C., which is adjacent to the company's Black Crystal Graphite property.

The option period gives the company the opportunity to complete exploration, bulk sample testing and any other due diligence deemed necessary on the optionor's property. If the company exercises the option, the company will receive exploration rights for a period of five years which will commence upon the issuance of a mines permit. The initial term will be renewable twice, for five years each, at the election of the company.

Upon exercising the option, the company will advance the optionor U.S. $40,000 toward the first royalty payment. The royalty payment for the graphitic material extracted will be U.S. $4 per bank cubic metre for the first 24 months (from the date of issuance of a mines permit), and thereafter will be adjusted quarterly based on the average selling price of graphite.

In addition, upon exercising of the option, the company grants the optionors the right to mine and extract gems on certain of the optionee's property in the Slocan Valley for a net smelter return of 3% on the same terms as the primary option to the optionee.

7. Capital Assets

Capital assets are recorded at cost. Details are as follows:

	Cost	Accumulated Amortization	**30 November 2001 Net Book Value**	**31 August 2001 Net Book Value**	30 November 2000 Net Book Value *(Prepared by Management)*
Pilot Plant	$ 1,410,352	$ 683,885	**$ 726,467**	**$ 726,467**	$ 458,926
Machinery and equipment	754,106	392,993	**361,113**	**317,060**	154,233
Technical instruments	130,207	27,220	**102,987**	**107,834**	29,592
Buildings	125,602	45,883	**79,719**	**86,164**	24,588
Vehicles	63,732	42,665	**21,067**	**21,444**	22,448
Office furniture	23,764	4,435	**19,329**	**20,343**	21,031
Computer hardware	32,606	10,501	**22,105**	**19,861**	12,520
Computer software	11,319	6,936	**4,383**	**5,525**	5,449
	$ 2,551,688	$ 1,214,518	**$ 1,337,170**	**$ 1,304,698**	$ 728,787

8. Share Capital

a) Details are as follows:

	Cumulative Number of Shares		Cumulative Amount	
	30 November 2001	31 August 2001	**30 November 2001**	31 August 2001
Authorized:				
250,000,000 shares without par value				
Issued and fully paid:				
For cash	**20,114,047**	20,114,047	**$ 16,359,656**	$ 16,359,656
For property and equipment	**948,889**	948,889	**558,500**	558,500
Settlement of debt	**1,291,778**	1,291,778	**992,714**	992,714
Finders fee for share issuance	**-**	-	**(16,088)**	(16,088)
Total	**22,354,714**	22,354,714	**$ 17,894,782**	$ 17,894,782

On 6 November 2000 the Company increased the authorized shares to 250,000,000 common shares without par value.

8. Share Capital - *Continued*

b) On 28 August 2000, the company issued 6,550,000 units by private placement to a U.S. private company ("controlling shareholder"). Each unit consisted of one common share and one non-transferable common share purchase warrant. Gross proceeds of the issue was $4,192,000 *(Note 6b)*. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.81 expiring 17 August 2002.

On 31 August 2000, 6,550,000 shares were allotted for cash proceeds of $5,305,500 by the exercise of the above warrants. These shares were issued on 14 September 2000.

All shares issued by this private placement had a one year hold period on trading.

As at 30 November 2001, the controlling shareholder had a 50.84% (31 August 2001 - 62%) interest in the company.

c) As at 30 November 2001, the following share purchase options and warrants were outstanding:

	Shares		Exercise Price	Expiry Date
Options	25,000		$ 0.81	23 May 2006
	50,000		$ 1.08	13 August 2006
	670,000	(i)	$ 0.68	29 October 2006
	540,000	(ii)	$ 0.68	29 October 2006
	1,285,000			
Warrants	472,845		$ 0.70	10 August 2002

(i) During the period, these options were repriced and extended from prices ranging from $0.70 - $1.00 to $0.68 and dates ranging from 3 March 2002 - 23 January 2006 to 29 October 2006. They have been presented at the amended price and expiry date.

(ii) During the period, the company granted 540,000 share purchase options to directors, officers, employees and consultants at an exercise price of $0.68, expiring in five years.

9. Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a) The amounts due from related parties are non-interest bearing. Subsequent to the 30 November 2001, the company received full payment for all outstanding amounts. These amounts have accordingly been classified as current.

b) During the period, fees for consulting services related to investor relations in the amount of U.S. $6,500 (31 August 2001 - U.S. $6,500) were paid to a director of the company.

c) During the period, wages of $67,538 (31 August 2001 - $27,000) were paid or accrued to a director and officer of the company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Commitments

a) By agreement dated 16 August 2001, the company entered into a lease for premises expiring 13 November 2003. Minimum basic rent is as follows:

		Amount
2002	$	34,584
2003		34,584
2004		8,646
	$	77,814

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

b) During the prior year, the company entered into lease agreements for office equipment and a vehicle with terms of 5 years and 3 years respectively. Minimum basic charges are as follows:

		Amount
2002	$	15,413
2003		15,413
2004		9,262
2005		8,703
2006 (and thereafter)		1,451
	$	50,242

10. Commitments - *Continued*

c) By agreement effective 1 June 2001, the company entered into an agreement for financial advisory services. Compensation is a monthly fee of $7,200 per month. The term of this agreement commenced on 1 June 2001 was to terminate on 31 December 2001 unless mutually extended by the parties.

By agreement dated 1 November 2001, the company extended the financial advisory services agreement to July 2002. The company agreed to pay a minimum retainer of $2,500 and to pay a success fee of 6.5% of gross funds raised by equity financing by the advisor and 2.5% of the gross amount raised through the issuance of debt. The advisor is also entitled to 25,000 stock options expiring 24 months from date of grant at regulatory determined rates.

d) By agreement dated 1 July 2000, the company entered into an employment contract for corporate administration services at an annual salary of $48,000 for an initial term of two years expiring 1 July 2002, unless mutually extended by the parties.

11. Contingent Liability

During the prior year, a lawsuit was brought against the company and 15 other individuals/corporations (including KAK Investments Inc. ("KAK"), the majority shareholder of the company) by the trustee of Evergreen Security Ltd., which is a U.S. Company in bankruptcy protection.

The trustee is attempting to seek from the defendants the return of the value of funds or assets. They hold that transfers allegedly made, or indirectly made, to the defendants may be recoverable under U.S. bankruptcy law if made within certain time frames and under certain circumstances prior to the bankruptcy. The company has engaged U.S. counsel to advise the company to defend against this action and has been advised that such an action may not be applicable to the company.

During the period, the company negotiated a standstill agreement with the trustee who was seeking an injunction with respect to the funds received by the company from KAK. The trustee has agreed to work with the company to resolve the issues and transfer ownership of the shares in a timely and orderly manner.

As part of the standstill agreement, the trustee has the right, subject to regulatory approval to:

(i) Nominate a person for appointment to the Board of Directors (as at the report date, no nomination has been made).

(ii) Have an option, or right of first refusal, to purchase a pro rate portion of any future issuances of shares to permit the trustee to elect to maintain its proportionate interest presently owned through the KAK stock position.

No amount has been accrued in the accounts of the company because the outcome of the claim cannot be determined at this time and because management feels that the claim is without merit.

12. Income Taxes

The company has incurred certain resource-related expenditures of approximately $6,800,000 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The potential future tax benefits of these resource expenditures have not been reflected in the accounts of the company.

13. Name Change

On 6 November 2000, the company changed its name from IMP Industrial Mineral Park Mining Corporation to Crystal Graphite Corporation. The new trading symbol on the Canadian Venture Exchange is CGH.

14. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation used in the current year.

15. Segmented Information

The company has one operating segment, which is the exploration and development of mineral properties. The company's principal operations during the period ended 30 November 2001 were primarily carried out in Canada. All of the investment income is earned in Canada. Details on a geographic basis are as follows:

30 November 2001	Canada	China / Russia	Total
Assets	10,556,729	-	10,556,729
Capital Expenditures	949,093	-	949,093
Loss for The Year	383,875	-	383,875

30 November 2000	Canada	China / Russia	Total
Assets	12,536,634	-	12,536,634
Capital Expenditures	1,015,412	401,984	1,417,396
Loss for The Year	(9,174)	401,984	392,810

16. Restatement of Prior Periods

The 30 November 2000 figures presented for comparative purposes have been restated by management as a result of errors discovered in the originally filed financial statements.

The Summary Balance Sheet and Statement of Loss and Deficit are presented below with the originally filed figures and the restated figures as well as the net change in each category.

SUMMARY BALANCE SHEET

ASSETS	30 November 2000 *(Prepared by Management, As Originally Filed)*	30 November 2000 *(Prepared by Management, Restated)*	Change Increase (Decrease)
Current Assets	$ 8,007,298	$ 8,207,588	$ 200,290
Project Accounts Receivable	2,718,156	3,554,236	836,080
Mineral Property Costs	372,753	-	(372,753)
Capital Assets	371,882	728,787	356,905
Other	46,024	46,023	(1)
	$ 11,516,113	$ 12,536,634	$ 1,020,521
LIABILITIES			
Current Liabilities	$ 441,922	$ 366,458	$ (75,464)
SHAREHOLDERS' EQUITY			
Share Capital	17,422,942	17,458,402	35,460
Deficit	(6,348,751)	(5,288,226)	1,060,525
	11,074,191	12,170,176	1,095,985
	$ 11,516,113	$ 12,536,634	$ 1,020,521

16. Restatement of Prior Periods - *Continued*

SUMMARY STATEMENT OF LOSS & DEFICIT

	30 November 2000 *(Prepared by Management, As Originally Filed)*	30 November 2000 *(Prepared by Management, Restated)*	Change Increase (Decrease)
General and Administrative Expenses	$ **317,063**	$ **342,343**	$ 25,280
Graphite property development expenses	**1,183,539**	**-**	(1,183,539)
Write-off of exploration costs on outside properties and properties abandoned	**-**	**401,984**	401,984
Interest, *net*	**(68,858)**	**(92,085)**	(23,227)
Gain on foreign exchange	**-**	**(259,432)**	(259,432)
Loss for the Period	**1,431,744**	**392,810**	1,038,934
Deficit - Beginning Balance	**4,917,007**	**4,895,416**	21,591
Deficit - Ending Balance	**6,348,751**	**5,288,226**	1,060,525

Explanations of the material changes, which relate to errors in the prior period, by category are as follows:

a) Current Assets increased by $200,290 due to the recording of accrued interest of $23,227, a gain on foreign exchange of $248,945 and a net decrease of other current assets of $71,882.

b) Project accounts receivable were written off during the period as the projects under review were subsequently abandoned.

c) Mineral Property Costs increased by $836,080, being the expenditures during the period. These costs were incorrectly expensed as Graphite Property Development Expenses on the original financial statements. All costs relate to the Black Crystal Graphite property *(Note 6a)*.

d) Capital Assets increased by $356,905. This amount reflects asset purchase of $373,091 net of amortization of $16,186. These costs were incorrectly expensed as Graphite Property Development Expenses on the original financial statements.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

	Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2001/11/30
Date of Report:	2002/02/06

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2002/02/07
"Geoffrey Caine"	Geoffrey Caine	2002/02/07

SCHEDULE B

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

   See interim financial statements for details.

2. RELATED PARTY TRANSACTIONS

   See interim financial statements for details.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

   a) Securities issued:

      None

   b) Options granted:

Date Granted	Number	Description of Optionee	Exercise Price	Expiry Date
29 October 2001	540,000	Directors, officers, employees & consultants	$ 0.68	29 October 2006

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

   a) Authorized share capital:

Number	Class of Shares
250,000,000	common

   b) Shares issued and outstanding:

Number	Amount
22,354,714	$ 17,894,782

   c) Options, warrants and convertible securities outstanding:

	Number or Amount	Exercise or Conversion Price	Expiry Date
Options -	25,000	$ 0.81	23 May 2006
-	50,000	$ 1.08	13 August 2006
-	1,210,000	$ 0.68	29 October 2006
Warrants -	472,845	$ 0.70	10 August 2002

   d) Shares subject to escrow or pooling agreements.

      None

5. NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Gordon Sales	- President and Director	Barrett Sleeman	- Director
Ted Nunn	- Chief Operating Officer	Richard Ivy	- Director
Geoffrey Caine	- Director	Lana Turner	- Corporate Secretary

SCHEDULE C:
Management 's Discussion & Analysis of Operating Results

Overview

Crystal Graphite Corporation is an exploration and development company based in Vancouver, British Columbia, Canada. The Company owns the Black Crystal Graphite Project that consists of a quarry operation and a beneficiation plant. The beneficiation plant is capable of processing up to 180,000 tonnes of graphite-bearing material for a year-round continuous operation. The quarry is a seasonal operation that operates from about June to November stockpiling graphitic material for plant feed. The Company plans to make application for its Mining Permit at the Black Crystal Project in February 2002 and expects a decision from the provincial government during the first half of 2002 on this matter.

Pilot plant testing commenced in August 2001 and continues to operate successfully. Two flake graphite products at 95% and 97.5% were processed and bagged with subsequent shipments to the United States and Japan for fuel cell bipolar plate testing.

Results of Operations
Quarter Ended November 30, 2001 Compared with Quarter Ended November 30, 2000.

The Company has restated the comparative quarter figures for the period ended November 30, 2000 and has filed same with the regulatory authorities. Through August 1999 to December 2001, the Company was initiating a specialized computer accounting system. We experienced several delays, lost data and data recovery. Therefore, we discovered that the previous November 30, 2000 quarter was misstated and we have amended our financial statements for the quarter, to accurately record the transactions.

The results of the restated November 30, 2000 Financial Statements is an increase of $200,290 in current assets and an increase of mineral property cost of $836,080, an increase in capital assets of $356,905 and a decrease of $372,753 in projects accounts receivable for an increase of total assets of $1,020,521.

The Company incurred a net loss of $383,875 for the quarter ended November 30, 2001, as compared to the net loss of $392,810 for the quarter ended November 30, 2000. This decreased loss was a result of the interested earned from our cash position in November 2000 compared to November 2001. Professional fees increased to $188,915 as compared to $20,750. The major portion of this increase was incurred legal costs related to the lawsuit brought against the Company by the trustee for Evergreen Securities Ltd., which is a US company in bankruptcy.

In November 2001, the company negotiated a standstill agreement with the trustee who was seeking an injunction with respect to the funds received by the company from KAK. The trustee has agreed to work with the company to resolve the issues and transfer ownership of the shares in a timely and orderly manner. Please refer to Note 11, Contingent Liabilities as stated in the Financial Statements.

As well, during the quarter ended November 30, 2001, the Company spent $714,498 compared to $1,238,064 in November 30, 2000. The total decrease of $523,566 is due partly because $121,582 towards the initial plant development phase which has been completed and partially due to the cost incurred in the investigation of resource based opportunities, for a total of $401,984 as restated in the amended Financial Statements.

The Company has retained Boucher & Company to provide financial advisory services and has amended the terms from $7,200 per month to $2,500 until June 30, 2002. The Company has also retained J. Flatley to provide investor relations services for $5,000 per month, which is on a month-to-month basis effective January 1, 2002.

Liquidity and Capital Resources

Cash decreased by $5,334,184 and resulted in a balance of $2,608,207 as November 30, 2001 as compared to $7,942,391 in November 30, 2000.

The Company's capital budget for fiscal 2002 is $641,158.

The Company granted 545,000 Director/Employee stock options at $0.68 per share for a period of five years and amended 670,000 Director/Employee stock options at $0.68 all of which will expire on October 29, 2006.

Outlook

The Company has sufficient capital to continue operating into the production phase and the start of cash flow from operations with the lowest cash reserve estimated to be approximately $1,500,000 in the Company's third quarter of 2002.

In fiscal 2002, the Company expects to produce 1,200 tonnes of graphite from its Black Crystal Project that will be marketed primarily to the fuel cell bipolar plate market. The Company current has approximately 19,000 tonnes of plant feed stockpiled, which will produce approximately 7,600 tonnes of graphite in preparation for the sale thereof, over the next several months.

On behalf of the Board of Directors

"Gordon J. Sales"

President

#0-29976

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:.

X	Schedule A
	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer's Address:	#1750-999 West Hastings Street
Contact Person:	Gordon Sales
Contact's Position:	Director
Contact's Telephone Number:	681-3060
For Quarter Ended:	01/02/28
Date of Report:	01/04/27

Website: www@crystalgraphite.com **Email Address:** cgc@crystalgraphite.com

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gordon Sales	***"Gordon Sales"***	27 April 2001
Geoffrey Caine	***"Geoffrey Caine"***	27 April 2001

Crystal Graphite Corporation
Prepared without Audit by Management

Statement 1

Balance Sheet

As at 28 February 2001
Canadian Funds

ASSETS		**2001**		2000
Current				
Cash	**$**	**6,079,276**	$	95,690
GST receivable		**101,890**		2,203
Prepaid expenses		**42,992**		2,382
		6,224,158		100,276
Project Advances		**1,388,645**		0
Mineral Property Costs		**2,718,156**		2,273,216
Capital Assets (Net)		**375,246**		453,626
Reclamation Bonds		**46,023**		46,023
	$	**10,752,228**	$	2,873,140

LIABILITIES				
Current				
Accounts payable and accrued liabilities	**$**	**144,613**	$	112,385
Debentures		**0**		502,688
Due to related parties		**0**		69,200
		144,613		684,273

SHAREHOLDERS' EQUITY				
Share Capital		**17,677,152**		6,950,705
Deficit		**(7,059,537)**		(4,761,838)
		10,607,615		2,188,867
	$	**10,752,228**	$	2,862,694

(Please note that numbers are rounded)

ON BEHALF OF THE BOARD:

"Gordon Sales", Director

"Geoffrey Caine", Director

Crystal Graphite Corporation
(Prepared without Audit by Management)

Statement 2

Statement of Shareholders' Equity

Canadian Funds

	Common Shares	
	Number	$Amount
Balance - 31 August 1997	5,446,883	6,076,843
Issuance or allotment of shares for cash	460,500	301,400
Loss for the year	-	-
Balance - 31 August 1998	5,907,383	6,378,243
Issuance or allotment of shares for cash	980,953	416,462
Issuance of shares for settlement of debt	100,000	50,000
Loss for the year	-	-
Balance - 31 August 1999	6,988,336	6,844,705
Issuance or allotment of shares for cash	13,943,541	9,968,098
Issuance of for settlement of debenture	841,982	505,186
Cancellation of escrow shares	(421,875)	
Balance – 31 August 2000	21,351,984	17,317,989
Issuance or allotment of shares for cash	240,059	140,413
Balance – 30 November 2000	21,592,043	17,458,402
Issuance or allotment of shares for cash	425,000	208,750
Balance – 28 February 2001	**22,017,043**	**17,667,152**

Crystal Graphite Corporation
(Prepared with out Audit by Management)

Statement 3

Statement of Loss

For Six Months Ended 28 February 2001
Canadian Funds

	2001	2000
Revenue		
Interest Income	$ **112,904**	$ 1,510
Expenses		
Wages and benefits	$ **98,027**	$ 12,206
Amortization *(Note 2(d))*	**0**	76,486
Professional fees	**34,664**	365
Bank Charges	**2,324**	210
Communications	**14,560**	0
Fees, Dues & Subscriptions	**0**	620
General and administrative	**47,922**	7,533
Insurance	**17,651**	0
Management Fees	**0**	12,000
Shareholders' information	**7,394**	2,727
Listing and filing fees	**4,309**	3,895
Automobile	**0**	2,597
Rent	**29,197**	6,229
Travel	**45,272**	1,657
Transfer agent fees	**12,151**	303
Consulting fees	**136,521**	13,435
Advertising and promotion	**1,162**	384
Graphite Property Development Expenses	**1,711,352**	0
	2,162,507	141,879
Loss for the Period	$ **2,049,603**	$ 140,369
Loss per Share - Basic	$ **0.01**	$ 0.01

Crystal Graphite Corporation <u>Statement 4</u>

(Prepared without Audit by Management)

Statement of Cash Flows

For Six Months Ended 28 February 2001

Canadian Funds

Cash Resources Provided By (Used In)	2001	2000
Operating Activities		
Loss for the period	(2,049,603)	$ (140,369)
Items not affected by cash	(96,120)	(9,503)
Amortization	0	76,145
	(2,145,723)	(73,727)
Financing Activities		
Share capital - Issued for cash	375,167	106,000
Capital Assets	(3,364)	0
Due to related parties	0	50,000
	(371,803)	156,000
Investing Activities		
Project Advances	(1,388,645)	(3,488)
Reclamation Bond		2,050
	(1,388,645)	(1,438)
Net Increase (Decrease) in Cash	(3,162,565)	80,838
Cash position - Beginning of period	9,241,841	14,853
Cash Position - End of Period	6,079,276	$ 95,691

Crystal Graphite Corporation Statement 5

(Prepared without Audit by Management)

Schedule of Mineral Property Costs

For the Period Ended 28 February 2001

Canadian Funds

	2001	2000
Direct - Mineral		
Black Crystal Property, Nelson, B.C.		
Assessment work	**0**	271
Wages	**75,823**	452
Analysis, Testing	**43,376**	0
Consulting	**357,126**	0
Construction	**225,264**	0
Communication	**945**	0
Electrical	**220,016**	0
Health & Safety	**17,152**	0
General & Administration	**22,065**	0
Travel	**16,374**	0
Property tax	**14,108**	870
Equipment rental	**32,828**	0
Engineering	**66,138**	0
Product Marketing	**119,729**	0
Drilling	**156,734**	0
License and permits	**11,451**	0
Processing Graphite Material	**182,387**	0
Security	**7,351**	0
Other *(Note 4)*	**142,455**	400
Staking fee	**0**	1,495
Costs for the Period	**1,711,352**	3,488
Balance - Beginning of year	**2,718,156**	2,269,278
Balance - End of Period (*Note 5*)	**$ 4,429,508**	$ 2,273,216

Notes to Financial Statements

28 February 2001
Canadian Funds

---

1. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

---

2. Significant Accounting Policies

a) Mineral

The company is in the process of exploring and developing its mineral properties.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

The company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

b) Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

c) Loss per Share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year. Fully diluted earnings per share has not been disclosed as it is anti-dilutive.

d) Amortization

The company will take under advise adjusting the current amortization percentage of the declining balance method for all of its assets.

e) **Management's Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

f) **Share Capital**

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

3. Fair Value of Financial Instruments

The carrying value of cash, GST receivable, accounts payable and accrued liabilities, approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

4. Other Cost to Mineral Property Costs

Included are the following items of miscellaneous nature, such as, tires, lubricants, repairs and maintenance, fuel, wire, cable, ropes chains, welding supplies, and such of this nature.

5. Schedule of Mineral Property Costs

Balance of End of Period to be capitalized at the Fiscal Year End upon the advice of the Auditors upon the normal course of business.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

	Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer's Address:	#1750-999 West Hastings Street
Contact Person:	Gordon Sales
Contact's Position:	Director
Contact's Telephone Number:	681-3060
For Quarter Ended:	28/02/01
Date of Report:	27/04/01

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gordon Sales	***"Gordon Sales"***	27 April 2001
Geoffrey Caine	***"Geoffrey Caine"***	27 April 2001

SCHEDULE B

1. YEAR TO DATE REQUIREMENTS

a) Deferred costs, exploration and development:

See financial statements for details.

b) General and administrative:

See financial statements for details.

c) Expenditures to non-arms length parties:

Nil

2. FOR THE QUARTER ENDED 28 FEBRUARY 2001

a) Securities issued:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
01/11/01	Common	Options	50,000	$0.54	$ 27,000	Cash	Nil
01/11/01	Common	Warrants	100,000	$0.58	$58,000	Cash	Nil
01/15/01	Common	Warrants	225,000	$0.55	$123,750	Cash	Nil
02/07/01	Common	Options	50,000	$0.54	$27,000	Cash	Nil

b) Options granted:

100,000 @ $0.93

3. AS AT 28 FEBRUARY 2001

a) Authorized and issued share capital:

22,017,043 issued and outstanding common shares

b) Summary of options, warrants and convertible securities outstanding:

	Shares	Exercise Price	Expiry Date
Options	220,000	$0.70	3 March 2002
	50,000	$0.74	7 April 2002
	400,000	$1.00	8 November 2005
	100,000	$0.93	22 January 2006
	420,000		
Warrants	119,459	$ 0.55	18 June 2001
	591,057	$0.60/ $0.70	10 August 2001/ 10 August 2002
	1,130,516		

c) Shares in escrow or subject to pooling:
Nil

d) List of directors:
Gordon Sales; James Conroy; Geoffrey Caine; Barrett Sleeman

SCHEDULE C

MANAGEMENT DISCUSSION

Crystal Graphite Corporation has completed the Year 2000 drilling and sampling geological program for its Black Crystal Graphite Deposit. After geological and geostatistical investigations by the Company's consultants (MDS), the status of the Black Crystal resource is defined as Inferred within the area of the existing exploration data. This is an increase in confidence from the previous assessment as an Exploration project. MDS identifies the next stage of exploration thought to be required is to increase confidence in the upper sandy (enriched) portion of the resource to that of a measured resource, and the upper hard rock portion as an indicated resource.

Assessment of the regional geology has provided understanding to a level sufficient to allow development of predictive models that can potentially pinpoint exploration targets for the 2001 drilling and sampling program.

The process of resource and reserve categorization will be a dynamic one. Initially the current exploration area will be defined to the highest level of confidence with surrounding areas having lower levels of confidence. Ongoing exploration and quarrying activities will provide information for the categorization of the remainder of the graphite deposit, to higher levels of confidence as the operations develop.

Essentially a feasibility study is underway and a marketing matrix strategy is in place. By the time additional confidence in the resource is achieved and mine planning completed, it should be possible to identify a Proven Reserve within this area of exploration data.

Prior to receiving regulatory and public approval for a project to proceed, it is essential to recognize the potential environmental, social and economic impacts the project may have on the area and to develop mitigating measures ensuring that the project proceeds in a safe and respectable manner.

Over the past nine months, CGC has commissioned many studies in order to develop awareness for the potential impacts of the Black Crystal Graphite Project. The results of these studies have been incorporated into the quarry designs, schedules and company policies. The following impact and baseline studies have been completed to date:

- Transportation Study
- Geotechnical Assessment of Proposed Middlings Storage Area and Quarry Operations
- Ungulates, Grizzly Bears and Potential Resource Extraction Conflicts: Review and Management Options
- Vegetation and Soils Inventory and Baseline Study
- Baseline Water Quality and Flow Monitoring
- Baseline Ground Water Monitoring and Well Installation
- Recreation,Tourism, Visual and Access Management Analysis
- Baseline Benthic Invertebrates and Periphyton
- Fisheries Resources Impact Study
- Preliminary Archaeological Field Recommaissance
- Acid Rock Drainage – Metal Leaching Prediction Program
- Economic Impact Study

In addition to retaining professional consultants to complete the impact studies, CGC is working with five First Nations groups and with the local public in the development of the project. The local residence of the Slocan Valley have shown their support for the project during public consultations and have shared their concerns for the safe flow of project related traffic and for the preservation of grizzly bear habitat near the Quarry site. CGC has taken these concerns very seriously and is upgrading reads, establishing traffic plans and is incorporating bear habitat preservation measures in the project progressive reclamation plan.

A staged development approach to the project is now the operating strategy. The next phase being a number of large trenches (bulk samples) across the deposit being excavated at distances that give maximum geological confidence. This stage is followed by a small- scale mining operation, which is capable of advancing into full production (+300,000 tonnes per year) depending on marketing requirements. It is estimated by the end of June 2001, the Company's Pilot Plant will be operational at a feed rate of 30 tonnes per hour, which would result in a final graphite product rate of greater than one tonne per hour. The construction of benefication pilot plant itself is 85% complete with all flotation cells operational; a start-up date of June is expected.

A number of potential end users in the U.S., Japan and Canada have been supplied with 95%, 97%, and 99.5% high purity graphite for analysis and manufactured product testing. Preliminary finding are positive for the fuel-cell bi-polar plate and lithium-ion battery applications.

Our marketing strategy is focused on users of high purity graphite. With start-up of our pilot plant in June we will be able to supply our potential customers larger quantities for further endorsement of our product. Our current mill feed at the plant will produce approximately 400 tons of graphite for the market.

To date, the development of the Black Crystal Graphite Project is on schedule and on budget. During the quarter, options were exercised by directors totalling a 100,000 options for proceeds of $54,000.00, and a further 325,000 warrants were exercised for total proceeds of $181,750.00. In addition, 100,000 options were granted to two directions for a 5 year term @ $0.93. The company is sufficiently funded to complete the project to production. A complete project & status report is available on our website @ **www.crystalgraphite.com**.

On Behalf of the Board

"Gordon Sales"

Gordon Sales
President

#029976

cGc

CRYSTAL GRAPHITE CORPORATION

News Release # 0139
CUSIP #229248109
July 16, 2002

Shares Outstanding: 22,354,714
Trading Symbol: "CGH:TSX-Venture"
OTC Trading Symbol: "CYTGF"
12g: 82-1021

NEWS RELEASE

As of 25 June 2002, the British Columbia Ministry of Energy and Mines granted **Crystal Graphite Corporation** (the "Company") two mining leases at its Black Crystal graphite property near Nelson, British Columbia. Mining Lease No. 392322 replaces Koch Creek Plant Claims 1 and 2, and covers the life-of-mine surface area for the processing plant, surface facilities, stockpiles and tailings disposal sites. The initial planned surface quarry area adjacent to Hoder Creek known as Molly claims 1 through 4 is replaced with Mining Lease No. 390937. These leases were issued for a term of 30 years and expire on 29 May 2032, with an option to renew at 30-year intervals.

On 4 July 2002, the company received Mining Permit No. M-211 from the British Columbia Ministry of Energy and Mines; and is issued pursuant to Section 10 of the Mines Act R.S.B.C. 1996, c.293. This permit contains the requirements of the Ministry of Energy and Mines for the work systems and reclamation, and is compatible with the requirements of other provincial ministries. The implementation of this Mining Permit allows CGC to process flake graphite products at its Koch Creek plant to a maximum feed rate of 250,000 tonnes per year.

For further information please contact our Investor Relations Department at 1-877-509-8877 or visit our website at: www.crystalgraphite.com.

On Behalf of the Board of Directors

"Gordon J. Sales"

President

"This release was prepared by management who takes full responsibility for its contents. The Canadian Venture Exchange neither approves nor disapproves of this news release."

#02-9976

cGc
CRYSTAL GRAPHITE CORPORATION

SEC MAIL PROCESSING RECEIVED JUL 23 2002 WASH, D.C. 155 SECTION

July 17, 2002

United States Securities and
Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Re: Crystal Graphite Corporation
12G Exemption 82-1021

Please find enclosed, Form 6-K along with three copies of our News Release dated as of today, for corporate filing. If you have any questions please do not hesitate to contact the writer.

Sincerely,

CRYSTAL GRAPHITE CORPORATION

Lana Bea Turner

Lana Bea Turner
Secretary

:lbt

Enclosure

Suite #1750-999 West Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: (604) 681-3060 Fax: (604) 682-4886